Exibit 11
COMPUTATION OF NET INCOME PER COMMON EQUIVALENT SHARE
March 31, 1995
(Unaudited)




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	            THREE MONTHS ENDED
                                        	March 31, 1995 	March 31, 1994
Net Income                                 	$11,499,834     	$8,771,087

Common Equivalent Shares:

Weighted Average Common Shares Outstanding 	23,754,513 	     22,455,369
Weighted Average Common Equivalent Shares (a) 	397,518 	      1,369,319
Weighted Average Common and Common
Equivalent Shares 	                         24,152,031      	23,824,688

Net Income per Common Equivalent Share 	          0.48            	0.37

(a) Consists of warrants and options
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